

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2008

Mr. Sean Tetzlaff
Chief Financial Officer
Fronteer Development Group Inc.
1650-1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re:** **Fronteer Development Group Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Response Letter Dated July 11, 2008**
> **File No. 1-32557**

Dear Mr. Tetzlaff:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2007

Exploration Properties and Deferred Exploration Expenditures, page 6

1.   We have reviewed your response to prior comment number three. Please support your conclusion that option payments made and received are recorded as additions or reductions of the book value of the related property under US GAAP. Refer to paragraph 10 of SFAS 7.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief